Albartross Holdings, LLC (the "Company") a Florida Limited Liability Company

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Albartross Holdings, LLC

We have reviewed the accompanying financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 13, 2024
Vincenzo Mongio

Consolidated Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	55,456	112,746
Accounts Receivable	186,515	153,897
Inventory	698,221	628,105
Prepaid Expenses & Other	411,323	6,219
Total Current Assets	1,351,515	900,967
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	36,915	46,231
Website Development, net of Accumulated Amortization	88	492
Total Non-Current Assets	37,003	46,722
TOTAL ASSETS	1,388,518	947,690
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	309,973	279,335
Accrued Expenses	52,783	83,271
Convertible Notes	182,381	-
Notes Payable	290,855	41,767
Total Current Liabilities	835,993	404,373
Long-term Liabilities		
Notes Payable	457,824	281,132
Notes Payable - Related Parties	297,335	252,346
Total Long-Term Liabilities	755,159	533,477
TOTAL LIABILITIES	1,591,152	937,850
EQUITY		
Member's Contributions	1,898,343	1,804,097
Accumulated Deficit	(2,100,977)	(1,794,258)
Total Equity	(202,634)	9,839
TOTAL LIABILITIES AND EQUITY	1,388,518	947,690

Consolidated Statement of Operations

	Year Ended December 31,	
	2023	2022
Revenue	2,891,798	2,869,121
Cost of Revenue	1,664,547	1,758,646
Gross Profit	1,227,251	1,110,475
Operating Expenses		
Advertising and Marketing	314,114	233,573
General and Administrative	992,578	1,160,719
Research and Development	63,990	82,866
Depreciation Expense	14,707	9,377
Amortization Expense	2,530	4,708
Total Operating Expenses	1,370,682	1,477,158
Operating Income (loss)	(143,431)	(366,683)
Other Income		
Other	45,855	8,320
Total Other Income	45,855	8,320
Other Expenses		
Interest Expense	49,582	11,749
Total Other Expenses	49,582	11,749
Earnings Before Income Taxes	(147,158)	(370,112)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(147,158)	(370,112)

Consolidated Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2022	1,506,632	(1,424,145)	82,487
Capital Contributions	297,465	-	297,465
Net Income (Loss)	-	(370,112)	(370,112)
Ending Balance 12/31/2022	1,804,097	(1,794,258)	9,839
Capital Contributions	94,246	-	94,246
Prior Year Adjustments	-	(159,561)	(159,561)
Net Income (Loss)	-	(147,158)	(147,158)
Ending Balance 12/31/2023	1,898,343	(2,100,977)	(202,634)

Consolidated Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(147,158)	(370,112)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	14,707	9,377
Amortization Expense	2,530	4,708
Accounts Payable and Accrued Expenses	150	(40,685)
Inventory	(70,116)	(200,341)
Accounts Receivable	(32,618)	117,237
Prepaid Expenses & Other	(564,665)	11,923
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(650,012)	(97,782)
Net Cash provided by (used in) Operating Activities	(797,170)	(467,895)
INVESTING ACTIVITIES		
Purchase of Furniture, Equipment, Tooling & Molds	(5,391)	(36)
Purchase/Sale of Intangible Assets	(2,126)	4,708
Net Cash provided by (used by) Investing Activities	(7,517)	4,672
FINANCING ACTIVITIES		
Member's Contributions	94,246	297,465
Proceeds from Convertible Notes	182,381	-
Proceeds from Notes Payable - Related Parties	44,990	169,273
Proceeds from/(Repayments of) Notes Payables	425,780	(372,997)
Net Cash provided by (used in) Financing Activities	747,397	93,741
Cash at the beginning of period	112,746	482,228
Net Cash increase (decrease) for period	(57,290)	(369,482)
Cash at end of period	55,456	112,746

Albartross Holdings, LLC
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Albartross Holdings, LLC, ("the Company") was formed on July 8th, 2024. The Company is fully owned by Albartross Design Limited, a UK entity, formed on February 2nd, 2005, which fully owns Albartross Design LLC. All assets and liabilities of Albartross Design LLC will be transferred to the Company in conjunction with the crowdfunding campaign under Regulation CF in 2024 to raise capital. The Company earns revenue by selling footwear and other accessories.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials herein include both Albartross Design Limited, A UK entity, formed on February 2nd, 2005 and its wholly-owned subsidiary, Albartross Design LLC a Florida entity, formed on November 26th, 2013. All significant intercompany transactions are eliminated.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive loss in the consolidated financial statements. Foreign currency translation adjustments resulted in immaterial gains/losses during the years under review. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $0 in 2022 and 2023.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Other Income

The Company recognized other income of $45,855 in 2023 primarily related to research and development credits.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Furniture, Equipment, Tooling & Molds	5-7	103,644	(66,729)	-	36,915
Grand Total	**-**	**103,644**	**(66,729)**	**-**	**36,915**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $698,221 as of December 31st, 2023, consisting of finished goods. The Company values its inventory at the lower of cost and market using the FIFO (First-In, First-Out) valuation method.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a loan agreement with a related party, which had a balance of $61,175 as of December 31st, 2023. The loan does not accrue interest or have a set maturity date but management believes it is likely to be repaid when the Company is in a financial position to repay, which they estimate to be by the end of 2026.

The Company entered into a loan agreement with a related party, which had a balance of $187,097 as of December 31st, 2023. The loan does not accrue interest or have a set maturity date but management believes it is likely to be repaid when the Company is in a financial position to repay, which they estimate to be by the end of 2026.

The Company entered into a loan agreement with directors, which had a balance of $49,063 as of December 31st, 2023. The loan does not accrue interest or have a set maturity date but management believes it is likely to be repaid when the Company is in a financial position to repay, which they estimate to be by the end of 2026.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loans.

Since October 2018, the Company has utilized working capital loans offered by PayPal. The Company receives the loan from PayPal, and a percentage is deducted off any of the Company's PayPal transactions to repay the loan. The Company received a loan of approximately $39,500 in November 2022. This loan had a balance of $31,522 as of December 31st, 2022, and was fully repaid in 2023. Following this, another loan of approximately $39,000 was taken out in November of 2023. This loan had a balance of $34,021 as of December 31st, 2023.

Since January 2023, the Company has utilized working capital loans with Shopify. The Company receives the loan from Shopify, and a percentage is deducted off any of the Company's Shopify transactions to repay the loan (and interest). The Company received a loan of approximately $71,000 in November 2023 with an interest rate of 14%. The loan had an outstanding balance of $70,926 as of December 31st, 2023.

In May 2022, the Company entered into a Covid Bounceback Loan for approximately $64,000 with an interest rate of 2.5%. The Company expects to repay the loan by 2025. The balance on the loan was $31,900 as of December 31st, 2023.

The Company entered into loan agreements resulting in a balance of approximately $441,874 as of December 31st, 2023. The loans accrue interest at 7%, are repayable in 2024.

Starting in 2015, the Company has entered into various loans with a third party resulting in a balance of $169,959 as of December 31st, 2023, and $161,521 as of December 31st, 2022. The loan accrues interest at Libor + 3% and is payable upon demand.

The Company has entered into several convertible note agreements for the purpose of funding the purchase of stock. The interest on the notes were 9%. The amounts are to be repaid either in full on the termination dates (with maturities ranging between 2023 to 2024) or 5 business day prior to the termination date, can be exchanged for ordinary shares of Albartross Design Limited at a value of £47.68528 per ordinary share.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	473,237
2025	15,950
2026	739,209
2027	-
2028	-
Thereafter	-

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate/Loan Fee	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Notes Payable - Related Parties	$297,335	None	None - Est. 2016	-	297,335	297,335	-	252,346	252,346
Paypal Loans	$39,500 in 2022; $39,000 in 2023	Approximately. $3,000	2024	34,021	-	34,021	31,522	-	31,522
Shopify Loans	$71,000	14%	2024	70,926	-	70,926	-	-	-
Covid Bounceback Loans	$64,000	2.5%	2025	15,950	15,950	31,900	10,245	31,900	42,146
Notes Payable 1	$441,874	7%	2026	-	441,874	441,874	-	87,710	87,710
Notes Payable 2	$169,959	Libor + 3%	2024	169,959	-	169,959	-	161,521	161,521
Convertible Notes	$182,381	9%	2024	182,381	-	182,381	-	-	-
Total				**473,237**	**755,159**	**1,228,396**	**41,767**	**533,477**	**575,244**

NOTE 6 – EQUITY

As of December 31st, 2023, Albartross Design Limited was the sole owner of Albartross Design LLC. On July 8th, 2024, Albartross Holdings, LLC, "the Company", was formed. The Company is fully owned by Albartross Design Limited, however all assets of Albartross Design LLC will be transferred to the Company.

Albartross Design Limited had 141,553 total shares with a nominal value of $1 authorized, issued, and outstanding as of December 31st, 2022 and 2023.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 13, 2024, the date these financial statements were available to be issued.

The factory that manufactured the majority of the Company's footwear in 2022 and 2023 found themselves in financial difficulty in January of 2024. While the Company was always planning on moving to a new manufacturer, this move was only meant to happen in October 2024. Due to the risk with the existing factory, the Company was forced to move manufacturing to the new factories. This process took a significant amount of time and resulted in the Company largely missing the spring golf season. This equated to around $500,000 in lost sales. Development is now completed at the new factory and no further sales are expected to be lost.

On July 8th, 2024, Albartross Holdings, LLC, "the Company", was formed. The Company is fully owned by Albartross Design Limited, however all assets of Albartross Design LLC will be transferred to the Company.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.